Exhibit 99.1

China Yuchai International Announces Joint Venture in China with Caterpillar to Remanufacture
Diesel Engines

Singapore, Singapore – December 14, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) has entered into a joint venture agreement with Caterpillar (China) Investment Co., Ltd. (“Caterpillar China”), a subsidiary of Caterpillar Inc., to establish a new joint venture company in China to provide remanufacturing services for and relating to GYMCL’s diesel engines and components and certain Caterpillar diesel engines and components. The new joint venture company to be held 49%-51% by Caterpillar China and GYMCL respectively, will use the remanufacturing technology of Caterpillar’s Remanufacturing and Sustainable Solutions Division (“Cat Reman”) to provide state-of-the-art remanufactured engines and components to customers around the world.

Remanufacturing, one of the fastest-growing industries is a highly sophisticated form of recycling taking end-of-life components and transforming them into like-new products through salvage technology and state-of-the-art remanufacturing practices. Remanufacturing is a cost-effective alternative for customers as well as being an environmentally friendly repair choice which reduces waste and minimizes the need to use raw materials to make new parts.

With this new joint venture, GYMCL and Caterpillar will become the industry leaders in China by creating a platform to remanufacture diesel engines and components which will provide lower-cost products to improve customers’ profitability. The remanufacturing process will enhance China’s sustainability and environmental preservation initiatives.

The Caterpillar China-GYMCL joint venture, once approved by the applicable regulatory authorities, is the first remanufacturing joint venture for both parties in China. The registered capital of the joint venture company is US$20,000,000.

As a global leader in remanufacturing technology, Caterpillar already recycles more than 100 million pounds of end-of-life iron annually, much of which is used for remanufactured engine, transmission and hydraulic components.

Mr. Boo Guan Saw, President of China Yuchai, commented, “This joint venture will allow us to leverage Caterpillar’s remanufacturing technology to provide high quality, low cost products for end-user customers. Our leading market position, broad product line of diesel engines, manufacturing expertise and large service network provide a solid foundation to grow the new joint venture. We also share a vision of enhancing sustainability and improving the environment while providing innovative cost-effective solutions to our customers. This is a win-win for Caterpillar, China Yuchai, our customers and our environment.”

“This new cooperation further demonstrates our commitment to providing advanced services to meet the needs of our customers. It is another example of how China Yuchai distinguishes itself through adding innovative technology and services,” Mr. Saw concluded.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com